Exhibit 99.10

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, the undersigned hereby consents to references to its name and to its involvement in the preparation of the reserves assessment and evaluation in respect of the oil and gas assets of Franco-Nevada Corporation including the Weyburn Unit, Midale Unit and Edson Properties dated March 9, 2017, with an effective date of December 31, 2016 (the “Reserves Assessment”), and to the inclusion and incorporation by reference of information derived from the Reserves Assessment, included in the 2016 Annual Information Form of Franco-Nevada Corporation dated March 22, 2017 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Annual Report.

The undersigned also consents to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-210295), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-210878) of the references to its name in the AIF and the use of the Reserves Assessment and the information derived therefrom.

Yours truly.

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed by”

Tim R. Freeborn, P. Eng.
Vice President

Dated: March 22, 2017
Calgary, Alberta
CANADA

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 | tel 403-266-9500 | gljpc.com